FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1   Director Shareholding dated 01 December 2003
Exhibit No. 2   Notice of trading statement dated 05 December 2003
Exhibit No. 3   Holding(s) in Company dated 15 December 2003

Exhibit No. 1

December 1, 2003

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

  On December 1, 2003, G Dransfield, a director of the Company, exercised an option over 2,603 ordinary shares granted on October 5, 1998 at a price of 265p per share under the Hanson all-employee Sharesave Scheme.

  All of the shares have been retained by Mr Dransfield.

  Mr Dransfield was one of 236 employees who exercised options over a total of 300,699 ordinary shares at an exercise price of 265p per share. A further 521 employees exercised options over 353,449 ordinary shares granted on October 2, 2000 at an exercise price of 323p per share.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

December 5, 2003

Hanson PLC - Notification of trading statement

Hanson PLC, the international building materials company, will issue a trading update in relation to the year ending December 31, 2003 at 7.00 a.m. GMT on December 17, 2003. Hanson will host a conference call at 8.00 a.m. GMT on December 17, 2003 to discuss the update. The dial-in number is +44 (0) 20 8515 2304.

A recording of this conference call will be available for 48 hours from 11.00 a.m. GMT on December 17, 2003 by dialling +44 (0) 20 8797 2499, PIN number 954209# or, for US investors, by dialling +1 303 590 3065, PIN number 21028689#.

Hanson will announce its preliminary results for the year ending December 31, 2003 on February 19, 2004.

Inquiries:	Justin Read Hanson PLC + 44 (0) 20 7245 1245

Exhibit No. 3

HANSON PLC

December 15, 2003

Holding in Company

Hanson PLC has received notification today that as at December 10, 2003 Barclays PLC, through various legal entities, had a notifiable interest in 28,995,162 ordinary shares in Hanson PLC, representing 3.93% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   January 2, 2004